UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)

Electronic Cigarettes International Group, Ltd.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

285560 20 7

(CUSIP Number)

May 19, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Porter Partners, L.P. 94-3152540
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) [x]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 2,885,537 shares of Common Stock (see Item 4(a) and * at Item 4(c) below)
	6. SHARED VOTING POWER 0 shares of Common Stock
	7. SOLE DISPOSITIVE POWER 2,885,537 shares of Common Stock (see Item 4(a) and * at Item 4(c) below)
	8. SHARED DISPOSITIVE POWER 0 shares of Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,885,537 shares of Common Stock (see Item 4(a) and * at Item 4(c) below)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 5%
12.	TYPE OF REPORTING PERSON (see instructions) PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EDJ Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) [x]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 2,885,537 shares of Common Stock (see Item 4(a) and * at Item 4(c) below)
	6. SHARED VOTING POWER 0 shares of Common Stock
	7. SOLE DISPOSITIVE POWER 2,885,537 shares of Common Stock (see Item 4(a) and * at Item 4(c) below)
	8. SHARED DISPOSITIVE POWER 0 shares of Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,885,537 shares of Common Stock (see Item 4(a) and * at Item 4(c) below)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 5%
12.	TYPE OF REPORTING PERSON (see instructions) FI

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Porter Family Living Trust dtd 9/5/2006
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) [x]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 2,885,537 shares of Common Stock (see Item 4(a) and * at Item 4(c) below)
	6. SHARED VOTING POWER 0 shares of Common Stock
	7. SOLE DISPOSITIVE POWER 2,885,537 shares of Common Stock (see Item 4(a) and * at Item 4(c) below)
	8. SHARED DISPOSITIVE POWER 0 shares of Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,885,537 shares of Common Stock (see Item 4(a) and * at Item 4(c) below)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 5%
12.	TYPE OF REPORTING PERSON (see instructions) OO

Item 1 (a). Name of Issuer:

Electronic Cigarettes International Group, Ltd. (the "Issuer").

Item 1 (b). Address of Issuer's Principal Executive Offices:

14200 Ironwood Drive
Grand Rapids, Michigan 49544

**Items 2(a), (b) and (c). Name of Persons Filing, Address and
Principal Business Office and Citizenship:**

This Schedule 13G (Amendment No. 1) is being filed on behalf of
Porter Partners, L.P. (a California limited partnership), EDJ Limited
a Bahamas international business corporation), and Porter
Family Living Trust dtd 9/5/2006 (a trust of which Jeffrey
H. Porter, a resident of California, USA, is a trustee), as joint
filers (collectively, the "Reporting Persons"). The Reporting Persons
have entered into a Joint Filing Agreement, a copy of which was filed
on or about April 8, 2015 as Exhibit 1 to the Schedule 13G to which
this filing constitutes Amendment No. 1, pursuant to which Joint
Filing Agreement the Reporting Persons agreed to file such Schedule
13G, and any amendments thereto (defined in such Agreement to
include this Amendment No. 1), jointly in accordance with the
provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934,
as amended. The principal business office of the Reporting Persons
is located at 300 Drakes Landing Road, Greenbrae, CA 94904.

Item 2(d). Title of Class of Securities:

Common Stock of the Issuer, par value $0.001
per share (the "Common Stock").

Item 3.

Not applicable.

Item 4. Ownership.

(a)   <u>Amount beneficially owned</u>:

Collectively, the Reporting Persons own 2,885,537 shares
of Common Stock. Of this total, Porter Partners, L.P. owns
2,332,006 shares, EDJ Limited owns 385,060 shares, and
Porter Family Living Trust dtd 9/5/2006 owns 168,471 shares.

(b)   Percent of class:

Less than 5% (collectively, for all Reporting
Persons), based on 70,482,486 shares of Common Stock
of the Issuer issued and outstanding as of May 19, 2015.

(c)   Number of shares as to which the Reporting Persons have:

(i)   Sole power to vote or to direct the vote:

2,885,537 shares of Common Stock.

(ii)   Shared power to vote or to direct the vote:

0 shares of Common Stock.

(iii) Sole power to dispose or to direct the disposition of:

2,885,537 shares of Common Stock.

(iv)   Shared power to dispose or to direct the disposition of:

0 shares of Common Stock.

* This Schedule 13G (Amendment No. 1) is filed on behalf of
Porter Partners, L.P., EDJ Limited, and Porter
Family Living Trust dtd 9/5/2006 (each a "Reporting
Person" and collectively the "Reporting Persons"). Porter
Capital Management Co, a general partnership, is the general partner
of Porter Partners, L.P. and the investment manager of EDJ Limited.
Jeffrey H. Porter is the managing partner of Porter Capital
Management Co. and is a trustee of the Porter Family Living Trust
dtd 9/5/2006. See also Item 4(a) above, which specifies the number
of shares of Common Stock owned by each of the Reporting
Persons, and Item 2(a) above, which explains that this Amendment
No 1 is being filed pursuant to the Joint Filing Agreement
identified therein.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

**Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on
By the Parent Holding Company.**

      Not applicable.

Item 8. Identification and Classification of Members of the Group.

      Not applicable.

Item 9. Notice of Dissolution of Group.

      Not applicable.

Item 10. Certification.

      By signing below I certify that, to the best of my knowledge and
belief, the securities referred to above were not acquired and are
not held for the purpose of or with the effect of changing or
influencing the control of the issuer of the securities and were
not acquired and are not held in connection with or as a
participant in any transaction having that purpose or effect.
After reasonable inquiry and to the best of my knowledge and
belief, I certify that the information set forth in this statement
is true, complete and correct.

May 21, 2015
Date

Porter Partners, L.P., by Porter Capital Management Co.,
its general partner

By: /s/ Jeffrey H. Porter
Title: Managing partner

EDJ Limited, by Porter Capital Management Co.,
its investment manager

By: /s/ Jeffrey H. Porter
Title: Managing partner

Porter Family Living Trust dtd 9/5/2006,
by Jeffrey H. Porter, trustee

By: /s/ Jeffrey H. Porter
Title: Trustee